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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549






__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company
(CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period July 1, 1995 through September 30, 1995.

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The requested information for the reporting period July 1, 1995 through September 30, 1995, is as follows:


                      CPL         PSO      SWEPCO      WTU        TOTAL

PERIOD OF TIME        None        None      None      None
RAILCARS ARE         during      during    during    during       None
LEASED TO NON-       quarter     quarter   quarter   quarter
AFFILIATES

NUMBER OF
RAILCARS
LEASED TO NON-          0          0         0          0           0
AFFILIATES


REVENUE                $0         $0        $0         $0          $0

VARIABLE COST          $0         $0        $0         $0          $0

CONTRIBUTION TO        $0         $0        $0         $0          $0
FIXED COST

AVERAGE NUMBER OF      381        791       306         0         1,478
RAILCARS OWNED



                        S I G N A T U R E


    As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and
Light Company has duly caused this report to be signed on its behalf on this 28th day of November 1995.

                                 Central Power and Light Company

                                    /s/ R. Russell Davis
                                        R. Russell Davis
                                      Controller and Chief
                                       Accounting Officer